Exhibit 1.4

Notice to U.S. Investors

The proposed transaction relates to the securities of CaixaBank, S.A. and Bankia, S.A., both companies incorporated in Spain. Information distributed in connection with the proposed transaction and the related shareholder vote is subject to Spanish disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Spanish accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed transaction, since the companies are located in Spain and some or all of their officers and directors are residents of Spain. You may not be able to sue the companies or their officers or directors in a Spanish court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares otherwise than under the proposed transaction, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

The ordinary shares of CaixaBank, S.A. have not been and are not intended to be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States of America except pursuant to an applicable exemption from the registration requirements of such Act.

REPORT OF THE BOARD OF DIRECTORS OF CAIXABANK, S.A. ON THE JOINT MERGER PLAN BETWEEN CAIXABANK, S.A. (AS THE ABSORBING COMPANY) AND BANKIA, S.A. (AS THE ABSORBED COMPANY) AND ON THE SHARE CAPITAL INCREASES TO BE CARRIED OUT ON THE OCCASION OF THE MERGER

Board of Directors – 23 October 2020

1.	Introduction

The Board of Directors of CaixaBank S.A. ("CaixaBank") and Bankia, S.A. ("Bankia"; together with CaixaBank, the "Participating Entities"), in their respective meetings held on 17 September 2020, drafted and signed the joint merger plan for the merger between CaixaBank (as the absorbing company) and Bankia (as the absorbed company) (the "Joint Merger Plan").

The Joint Merger Plan was signed by all the directors of the Participating Entities in accordance with article 30.1 and other relevant articles of Law 3/2009 of 3 April on structural changes to companies ("Law on Structural Changes to Companies") and was published on 18 September 2020 on the corporate webpages of CaixaBank (www.caixabank.com) and Bankia (www.bankia.com), from where it could be downloaded and printed. The fact that it was published on the corporate webpages and the date this occurred were published in the Official Gazette of the Companies Register on 1 October 2020. Likewise, a copy of the Joint Merger Plan was deposited with the Companies Register of Valencia on 2 October 2020; this fact being stated in a notice published in the Official Gazette of the Companies Register on 9 October 2020.

In accordance with article 33 and the other relevant articles of the Law on Structural Changes to Companies, the directors of CaixaBank draft and approve, in the terms set out below, this required report of the directors on the Joint Merger Plan (the "Report") in which the Joint Merger Plan's legal and financial aspects are described and justified in detail, with particular reference to the exchange ratio and any special valuation difficulties that may exist.

The Report contains (i) a report on the share capital increase required for the Merger and (ii) a report on the share capital increases required to cover any conversion of the two issues of the contingently convertible perpetual bonds that Bankia currently has in circulation.

The Joint Merger Plan will be submitted for approval by the General Shareholders' Meeting of CaixaBank and Bankia in accordance with article 40 of the Law on Structural Changes to Companies.

2.	Rationale for the merger

As described in the Joint Merger Plan, in recent years the banking sector is experimenting a process of restructuring and progressive concentration, caused by the need for banks to improve their efficiency and optimise operating costs in a climate of long-term reduction of interest margins as a result of negative interest rates and the economy’s deleveraging process.

Although the current global COVID-19 pandemic has reaffirmed the fundamental role of banks in supporting families and companies, which in many cases have seen their sources of income drastically cut, this crisis will cause interest rates to remain at very low levels, or even negative, for a period longer than expected. It will also cause a rise in defaulting and bad debt provisions, negatively impacting on the profitability of banks. This backdrop requires seeking larger scales in the banking sector.

In recent years, CaixaBank and Bankia have positioned themselves as the second and fourth biggest credit entities in Spain, respectively, in terms of assets while completing their conversion from savings to stock-listed banks, updating and improving their corporate governance, and adapting to the new regulatory framework arising out of Basel III, implemented in the EU with the Capital Requirements and Bank Resolution Directives. However, the current pandemic, along with other structural challenges faced by Eurozone banks (digital transformation, low profitability in the climate of interest rates described, etc.), make the proposed CaixaBank and Bankia merger a strategic opportunity for both entities. Thus, as stated by the Single Supervisory Mechanism on numerous occasions, a merger such as the one projected will enable tackling the above-mentioned structural challenges from a stronger position. In particular, it will enable reaching a greater number of clients with an optimised cost structure and allow the two entities to jointly make digital transformation investments, which will allow making new investments in a more efficient manner.

The merger of the intervening companies is of great strategic value given (i) the strong brand recognition of both entities, (ii) their very sound liquidity structure, (iii) their consolidated solvency, and (iv) the opportunity represented by the fostering of concentration operations through the publication of proposed guidelines by the European Central Bank, which clears up certain major uncertainties on concentration operations regarding the capital requirements applicable to the resulting entity. Furthermore, the retail banking that forms the core activity of both entities, having a notable share of the retail mortgage sector and a significant volume of small and medium enterprise business, means an optimal cultural fit between the two entities.

Following the merger, the resulting company will be a leader in the Spanish market in terms of volume of assets, loans and deposits, and its position as a provider of long-term saving products (including investment funds, pension funds and life insurance) will be notably bolstered. Furthermore, the office network of the two entities and their areas of operation complement each other well. Thus, the resulting company will have a more balanced geographical distribution.

As a result, the combined entity will be notably more efficient in its role of facilitating the flow of credit to families and companies and supporting the development of small and medium enterprises.

3.	Legal aspects of the JOINT Merger Plan

3.1	Legal structure of the Merger

The legal structure chosen for integrating the businesses of CaixaBank and Bankia is a merger in accordance with articles 22 and following of the Law on Structural Changes to Companies.

The integration will be effected by Bankia (the absorbed company) being merged into CaixaBank (the absorbing company) with the dissolution without liquidation of Bankia and the transfer of all of Bankia's assets and liabilities as a whole to CaixaBank, which will acquire by universal succession all the rights and obligations of Bankia (the "Merger").

As a result of the merger, the shareholders of Bankia will receive new-issue shares in CaixaBank in exchange for their Bankia shares.

3.2	Analysis of the legal aspects of the Joint Merger Plan

The Joint Merger Plan was drafted in accordance with articles 30 and 31 of the Law on Structural Changes to Companies and, therefore, includes the information that these provisions require as the minimum required content.

As described below, in addition to this minimum content, the Joint Merger Plan includes and expands upon other aspects associated to the structural change that the directors of the Participating Entities saw fit to include.

3.2.1	Identification of the merging companies

In accordance with article 31.1 of the Law on Structural Changes to Companies, section 2 of the Joint Merger Plan identifies the Participating Entities by referencing their company names, company types, registered addresses, identifying details of their registration with the Companies Register of Valencia and their tax ID numbers.

3.2.2	Merger exchange

(A)	Exchange ratio

In accordance with article 31.2 of the Law on Structural Changes to Companies, Section 3.1 of the Joint Merger Plan contains the Merger exchange ratio, which will be ZERO POINT SIXTY-EIGHT FOURTY-FIVE (0.6845) ordinary shares in CaixaBank, of a nominal value of one euro, for each ONE (1) ordinary share in Bankia, each of a nominal value of one euro, without any complementary cash payment provided for.

See sections 4.2 and 4.3 of this Report for the justification for the proposed exchange ratio.

(B)	Method for effecting the exchange. Share capital increase to cover the exchange of Bankia shares

Section 3.2 of the Joint Merger Plan specifies that CaixaBank will cover the exchange of Bankia shares, at the exchange ratio set out in the previous section, via newly issued ordinary shares.

To this end, CaixaBank will increase its share capital by the sum necessary via the issue and putting into circulation of the number of new ordinary shares required, whose subscription will be reserved for holders of Bankia shares. In accordance with article 304.2 of the consolidated text of the law on corporate enterprises approved by Royal Legislative Decree 1/2010 of 2 July ("Law on Corporate Enterprises"), no pre-emptive rights is provided for.

In application of article 26 of the Law on Structural Changes to Companies, any Bankia shares owned by CaixaBank or any shares that Bankia holds as treasury shares will not be exchanged. These shares are to be cancelled. The Joint Merger Plan states that on the date it was signed by the directors of the

Participating Entities, CaixaBank did not own any shares in Bankia. Bankia, on the other hand, had 31,963,300 own shares as treasury shares.

The Joint Merger Plan likewise states that, taking into account the total number of issued Bankia shares in circulation on the date of the Joint Merger Plan that could be exchanged (that is, 3,069,522,105 shares, each of a nominal value of one euro, less the aforementioned 31,963,300 own shares, which will be kept as treasury shares until the coming into effect of the Merger and therefore will not be exchanged), the maximum number of CaixaBank shares to be issued to cover the Merger exchange is 2,079,209,002 ordinary shares each of a nominal value of one euro. This represents a capital increase of a maximum nominal sum of 2,079,209,002 euros. The sum of the capital increase may be lower depending on the treasury shares held by Bankia or CaixaBank's holding in Bankia when the merger becomes effective.

(C)	Share exchange procedure

In accordance with article 31.2 of the Law on Structural Changes to Companies, the procedure for exchanging the Bankia shares is described in section 3.3 of the Joint Merger Plan.

The exchange of Bankia shares for CaixaBank shares will take place via the entities which are the depositories of those shares, as per the procedures established for the book-entry system and, in particular, in accordance with Royal Decree 878/2015 of 2 October on the clearing, settlement and registration of marketable securities represented by book entries and with the application of the terms of article 117 of the Law on Corporate Enterprises as appropriate.

The Bankia shares will be cancelled as a result of the Merger.

(D)	Mechanism for facilitating the exchange

Section 3.4 of the Joint Merger Plan provides for a mechanism for facilitating the exchange. Holders of Bankia shares who own a number of shares that, in accordance with the agreed upon exchange ratio, does not entitle receiving a whole number of CaixaBank shares, may acquire or transfer shares so that they may exchange them in accordance with this exchange ratio. Without prejudice to the foregoing, the Participating Entities will designate an odd-lot dealer for the purchase of the share excesses and shortfalls. Thus, any Bankia shareholder that, in accordance with the established exchange ratio and taking into account the number of Bankia shares held, is not entitled to receive at least one share in CaixaBank or is entitled to receive a number of whole CaixaBank shares but has an additional number of Bankia shares insufficient to have the right to receive an additional CaixaBank share, may transfer these surplus Bankia shares to the odd-lot dealer, which will pay the shareholders in cash for the value of these shares at the price specified in the notice of exchange.

3.2.3	Rights of the new shares. Date when the new shares give right to a share of earnings

In accordance with article 31.6 of the Law on Structural Changes to Companies, section 5 of the Joint Merger Plan specifies that the new shares issued by CaixaBank to cover the Merger exchange will be ordinary shares of the same class and series as the shares currently in circulation, entitling the holders to the same rights arising from the shares from the date the notarial instrument of Merger is registered with the Companies Register of Valencia.

The new shares will entitle holders, from the date the notarial instrument of Merger is registered with the Companies Register of Valencia, to a share of the earnings under the same conditions as other holders of CaixaBank’s shares in circulation on this date.

3.2.4	Accounts and valuation of the assets and liabilities of Bankia subject to transfer

For the purposes of article 31.10 of the Law on Structural Changes to Companies, section 4.2 of the Joint Merger Plan states that the annual accounts of the merging companies for the financial year ending on 31 December 2019 have been taken into account.

Furthermore, for the purposes of article 31.9 of the Law on Structural Changes to Companies, section 4.3 of the Joint Merger Plan states that the magnitudes of the assets and liabilities of Bankia are those resulting from its half-yearly financial statement as of 30 June 2020, without prejudice to the assets and liabilities transferred by Bankia to CaixaBank being entered into the accounting of CaixaBank at their fair value from the effective date of the Merger for accounting purposes.

3.2.5	Effective date for accounting purposes

For the purposes of article 31.7 of the Law on Structural Changes to Companies, section 6 of the Joint Merger Plan specifies that the date from which the operations of the absorbed company are considered to be performed for accounting purposes by the absorbing company is the date resulting from the application of rule 44 of Circular 4/2017 of 27 November of the Bank of Spain, on credit entities, on the rules on public and reserved financial information and financial statement templates and International Financial Reporting Standard 3 – Business Combinations.

In relation to the foregoing, the Joint Merger Plan states that the effective date of the Merger for accounting purposes will be the date on which, once the Merger has been agreed upon by the General Shareholders' Meetings of CaixaBank and Bankia, the last of the conditions precedent to which the effectiveness of the Merger is subject to in accordance with section 17 of the Joint Merger Plan is met, as this is the date from when it will be considered that the absorbing company will have acquired control of the absorbed company in accordance with the terms referred to in the above-mentioned regulations.

3.2.6	Labour contributions or ancillary obligations

Section 7 of the Joint Merger Plan states that, in accordance with article 31.3 of the Law on Structural Changes to Companies, as no labour contributions were made and no ancillary obligations exist in either of the Participating Entities, no compensation needs to be paid for these items.

3.2.7	Special rights and securities other than those representing capital

In accordance with article 31.4 of the Law on Structural Changes to Companies, section 8 of the Joint Merger Plan states that in neither of the Participating Entities are there any privileged or special classes of shares or persons that have assigned special rights other than those arising from standard share ownership. Thus, no special right needs to be granted, nor does any type of option need to be offered.

The CaixaBank shares provided to Bankia’s shareholders as a result of the Merger do not give the holders of these shares any special right.

With respect to the outstanding issues of Perpetual Non-Cumulative Contingent Convertible Additional Tier 1 Preferred Securities of Bankia (issued on 19 September 2018 for the sum of €500,000,000 under ISIN code XS1880365975 and on 18 July 2017 for the sum of €750,000,000 under ISIN code XS1645651909), following the Merger, CaixaBank will assume the position of Bankia and succeed it as the issuing entity of these securities in accordance with their terms and conditions. Thus, once the notarial instrument of Merger has been registered with the Companies Register of Valencia, all terms applicable to Bankia in the above-mentioned issues will apply to CaixaBank. As a result, following the Merger, the above-mentioned securities will become convertible into ordinary shares in CaixaBank (instead of in Bankia), without prejudice to any adjustments that must be made to the floor prices to keep the terms of the issues equivalent following the Merger.

With regard to the rights of the beneficiaries (employees, managers and directors) of Bankia share remuneration agreements, when the Merger becomes effective, CaixaBank will take the place of Bankia as the entity bound by these remuneration agreements. Rights on Bankia’s shares will be automatically converted into rights on CaixaBank’s shares in accordance with the terms resulting from the exchange ratio. All mentions of Bankia in the aforementioned remuneration agreements will be applicable to CaixaBank from the date the notarial instrument of Merger is registered with the Companies Register of Valencia.

3.2.8	Benefits granted to directors and independent experts

Section 9 of the Joint Merger Plan, in accordance with article 31.5 of the Law on Structural Changes to Companies, states that no benefit in CaixaBank will be granted to the directors of either of the Participating Entities. Nor will any benefit be granted to BDO Auditores, S.L.P., the independent expert appointed to issue the report on the Joint Merger Plan in accordance with section 3.3.3.

3.2.9	Articles of association of the absorbing company

In accordance with article 31.8 of the Law on Structural Changes to Companies, the Joint Merger Plan (i) expressly states in section 11 that the Merger will not require amending the articles of association of the absorbing company except with regard to the sum of the share capital and the number of shares it is divided into as a result of the capital increase required to cover the Merger exchange and (ii) has attached to it as Appendix the articles of association of CaixaBank in force on the date of the Joint Merger Plan (available on its website).

3.2.10	Impact on employment, gender balance and corporate social responsibility

For the purposes of article 31.11 of the Law on Structural Changes to Companies, section 12 of the Joint Merger Plan states that, in accordance with article 44 of the consolidated text of the Law on the Workers' Statute, approved by Royal Legislative Decree 2/2015 of 23 October governing business transfers, CaixaBank will assume the labour rights and obligations in relation to Bankia’s employees. The Participating Entities will comply with their reporting obligations and, if required, their consultation obligations with the workers’ legal representatives of each entity, in accordance with labour regulations. In addition, the proposed Merger will be notified to the appropriate relevant public entities, in particular to the Social Security General Treasury.

Following the Merger, the combined entity will analyse the overlaps, duplications and economies of scale arising from the Merger, with no decision having been made at this time regarding measures of a labour nature that will have to be adopted to integrate the workforces as a result of the Merger. In any case, the integration of the workforces will take place observing the legal procedures applicable in each case and especially with regard to the reporting obligations and consultation obligations with the workers’ representatives, having meetings and negotiating with them as is required to integrate the two workforces with the most agreement possible between the parties.

It is also specified that the Merger is expected to cause changes to the makeup of the governing body of the absorbing company that will affect the gender balance of its structure, without prejudice to the fact that in all cases the structure proposed will comply with recommendation 14 of the Code of Good Governance, with the percentage of female directors being over 30%.

Lastly, section 12 of the Joint Merger Plan states that the Merger will not affect CaixaBank's corporate social responsibility.

3.2.11	Other provisions of the Joint Merger Plan

In addition to the minimum requirements of the Law on Structural Changes to Companies, the Joint Merger Plan includes other aspects that the Board of Directors of CaixaBank and Bankia considered relevant that are outlined below.

(A)	Conditions precedent

In section 17, the Joint Merger Plan states that the effectiveness of the Merger is subject to the following conditions precedent:

(i)	The Minister for Economic Affairs and Digital Transformation must give authorisation in accordance with additional provision 12 of Law 10/2014 of 26 June on the regulation, supervision and solvency of credit entities.

(ii)	The National Commission on Markets and Competition must authorise the resulting financial concentration of the Merger in accordance with Law 15/2007 of 3 July on the defence of competition and related regulations.

(iii)	No objection must have been made by the General Directorate of Insurances and Pension Funds, the Spanish National Securities Market Commission or the Bank of Spain to the acquiring by CaixaBank, as a result of the Merger, of significant holdings in companies subject to the supervision of these entities. This absence of an objection either being expressly notified or owing to the elapsing of the maximum term for objections in the applicable regulations without any objection having been made.

(iv)	No objection must have been made by the European Central Bank to the acquisition of significant holdings in CaixaBank, as a result of the Merger, either expressly declared or because of the expiration of the maximum period established in the applicable regulations without the objection having been expressed.

(v)	The authorisation or, as the case may be, non-objection by the corresponding supervisory authorities (including, in particular, the European Central Bank, the Bank of Spain, the General Directorate of Insurances and Pension Funds and the Spanish National Securities Market Commission) to the acquisition by those who will be shareholders of CaixaBank after the Merger of significant indirect holdings in companies in which CaixaBank has an interest and which are subject to the supervision of said entities.

Furthermore, it was established that the Board of Directors of CaixaBank and Bankia and any person delegated by them could perform all acts and make any decision required for requesting, processing and obtaining the above-mentioned authorisations and any other authorisations, statements or releases required or advisable for the success of the Merger, ultimately being able to declare the above-mentioned conditions precedent met or not met or abandon trying to meet them (to the extent legally possible and advisable).

(B)	Special tax treatment

Section 10 of the Joint Merger Plan states that, in accordance with article 89.1 of Law 27/2014 of 27 November on corporate tax, the Merger will be subject to the special tax treatment established in chapter VII of title VII and additional provision 2 of the aforementioned law and article 45, paragraph I.B.10, of Royal Legislative Decree 1/1993 of 24 September approving the consolidated text of the transfer tax and stamp duty. This tax treatment allows for companies to restructure while applying the concept of tax neutrality, provided that these operations occur owing to valid economic reasons, such as those set out in the Joint Merger Plan.

Within three months of registration of the notarial instrument of Merger, the Spanish Tax Agency will be notified of the transaction in accordance with articles 48 and 49 of the Corporate Tax Regulation approved by Royal Decree 634/2015 of 10 July.

(C)	Corporate governance of the resulting company

Section 16.1 of the Joint Merger Plan states that owing to the Merger the partial renewal of the Board of Directors will be proposed to the Shareholders' Meeting of CaixaBank so that the board is to be made up of the 15 persons specified in the aforementioned section.

Furthermore, in accordance with article 16.1.3 of the Joint Merger Plan, the new Board of Directors of CaixaBank is to appoint, in its first meeting, Mr Goirigolzarri as Chair, subject to a report from the Appointments Committee.

The Chair, who will have the status of executive director, will be responsible for the areas of Board Secretariat, external communication, institutional relations and internal audit (without prejudice to the Audit and Control Committee being responsible for this area). The Chair will carry out the other duties assigned to him in the articles of association and the current regulations and coordinate with the Board of Directors the operation of the Committees for a better performance of the supervisory function.

The current Chief Executive Officer will be the first executive of CaixaBank, reporting directly to the Board of Directors, being responsible for all areas not specified in the previous paragraph, and also chairing the management committee.

Additionally, section 16.1.4 of the Joint Merger Plan states that it is the intention of the Participating Entities to have the suitability of the new board members approved prior to the registration of the notarial instrument of Merger with the Companies Register so that these new members can take up their positions in the first meeting of the Board of Directors held following the Merger coming to force. It is also provided for that if any person to be appointed as a member of the Board of Directors does not obtain the suitability approval mentioned above or does not accept their appointment, or for any other reason their appointment cannot be made effective, the corresponding vacancy will be covered by a candidate of the same origin, either via co-optation by the Board of Directors following the Shareholders' Meeting or via appointment in a subsequent Shareholders' Meeting.

(D)	Assuming of the contracts and powers of attorney of the absorbed company

In accordance with section 16.2 of the Joint Merger Plan, CaixaBank will ratify and assume as its own the agreements, covenants and contracts entered into by Bankia and the powers of attorney granted by Bankia specified in the notarial instrument of Merger.

(E)	Compensation plans of staff whose professional activities significantly impact the risk profile of the entity

The compensation plans applicable to executive directors, senior managers and other categories of staff whose professional activities significantly impact the risk profile of the resulting entity will be subject to the regulation of credit entities in accordance with Law 10/2014 of 26 June on the regulation, supervision and solvency of credit entities, its implementing regulations and other applicable regulation.

(F)	Interim period until the effective date of the Merger

Section 15 of the Joint Merger Plan establishes that the Participating Entities assume a special undertaking of good faith that obliges them to make their best endeavours to achieve the objectives established in the Joint Merger Plan, undertaking not to perform any act or enter into any contract, agreement or transaction that could compromise the achievement of these objectives. In particular, from the date of the Joint Merger Plan until registration of the notarial instrument of Merger with the Companies Register, certain undertakings are made with regard to the management of the Participating Entities and their respective groups in the ordinary course of business.

(G)	Publicity and information

Section 14 of the Joint Merger Plan states that in observance of article 32 of the Law on Structural Changes to Companies, the Joint Merger Plan will be published on the websites of CaixaBank and Bankia. In accordance with this provision, and as specified above, the fact that this publication was made was published in the Official Gazette of the Companies Register with more than one month's notice prior to the date set for the General Shareholders' Meeting for approving the Merger. The Joint Merger Plan will remain on the websites for at least the time required by article 32 of the Law on Structural Changes to Companies.

The Joint Merger Plan also specifies that the documents mentioned in article 39 of the Law on Structural Changes to Companies, which are listed in section 3.4 of this report, will be published, and will be downloadable and printable, on the webpages of the Participating Entities prior to the publication of the notices of the General Shareholders' Meetings that are to resolve on the Merger. The Joint Merger Plan will be submitted for approval by the General Shareholders' Meetings of CaixaBank and Bankia within six months following the date of the Joint Merger Plan in accordance with article 30.3 of the Law on Structural Changes to Companies.

3.3	Implementation of the legal procedure of the Merger

For a better understanding of how the Merger process will be implemented, this section identifies and briefly outlines the major milestones, in chronological order, also mentioning the relevant legal provisions governing the process.

3.3.1	Drafting and signing of the Joint Merger Plan

As mentioned above, the Joint Merger Plan referred to in this Report, in which the rules, structure and criteria for implementing the transaction are set forth and reproduced here as necessary, was drafted and signed by the Boards of Directors of CaixaBank and Bankia in meetings held by each entity on 17 September 2020, all in accordance with article 30 of the Law on Structural Changes to Company.

3.3.2	Directors report

In observance of article 33 of the Law on Structural Changes to Companies, the directors of CaixaBank have drafted this Report that explains and justifies in detail the Joint Merger Plan with regard to its legal and financial aspects, with particular reference to the share exchange ratio and the implications of the Merger for shareholders, creditors and employees.

3.3.3	Independent expert report on the Joint Merger Plan

Furthermore, BDO Auditores, S.L.P., in its capacity as the independent expert appointed by the Companies Register of Valencia in accordance with article 34 of the Law on Structural Changes to Companies, will issue the required report on the Joint Merger Plan dated today.

3.3.4	Notice of the General Shareholders' Meetings of CaixaBank and Bankia

On this same date, the Boards of Directors of CaixaBank and Bankia have resolved to call the respective Extraordinary General Shareholders' Meetings to be held in Valencia, CaixaBank on 2 December 2020 on first call or, if the quorum is not met, on 3 December 2020, on second call and Bankia on 1 December 2020 on first call or, if the quorum is not met, on 2 December 2020, on second call.

Included on the agenda of the aforementioned General Shareholders' Meetings is the deliberation and vote on the resolutions for the Merger between CaixaBank and Bankia in the terms set out in the Joint Merger Plan.

In turn and as described above, in accordance with article 39 of the Law on Structural Changes to Companies, prior to publication of the notices of the respective General Shareholders' Meetings, the documents mentioned in this article, which are listed in section 3.4 of this Report, will be published, in a downloadable and printable format, on the websites of CaixaBank and Bankia (www.CaixaBank.com and www.bankia.com, respectively).

Furthermore, the document referred to in article 1, sections 4.g) and 5.f), respectively, of Regulation (EU) 2017/1129 of 14 June 2017, on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, will be made available to the shareholders of the Participating Entities.

3.3.5	Merger resolutions and publication of notices

In accordance with article 40 of the Law on Structural Changes to Companies, the Merger resolution must be adopted by the General Shareholders' Meetings of each of the Participating Entities, strictly in accordance with the Joint Merger Plan.

If and once the Merger resolution is adopted, the corresponding notices will be published in the Official Gazette of the Companies Register and a major newspaper in the province of Valencia, all in accordance with article 43 of the Law on Structural Changes to Companies. These notices will state: (i) the right of the shareholders and creditors of CaixaBank and Bankia to obtain the full text of the resolution adopted and the merger balance sheets; and (ii) the right of creditors to contest the Merger.

In accordance with article 44 of the Law on Structural Changes to Companies, as of the publication of the last of the notices, the required term of one month will commence for contesting the Merger by creditors and holders of CaixaBank and Bankia bonds whose credit predates the date the Joint Merger Plan was published on the webpages of the Participating Entities, had not expired on that date and until the date to which this credit is guaranteed, provided, in the case of the bondholders, that the Merger was not approved by the corresponding bondholder meeting. Creditors whose credit is already sufficiently guaranteed will not have the right to contest the Merger.

3.3.6	Fulfillment of the conditions precedent and elapsing of the creditors term for contesting the Merger

Once it is effected, the Boards of Directors of CaixaBank and Bankia (or any persons this power has been delegated to) will certify (i) the fulfillment of the conditions precedent to which the Merger is subject (listed in section 3.2.11(A)) and (ii) the expiration of the term creditors have to contest the Merger governed by article 44 of the Law on Structural Changes to Companies.

3.3.7	Execution and registration of the notarial instrument of Merger

Once the corresponding Merger resolutions are adopted, the notices referred to in article 43 of the Law on Structural Changes to Companies published, the legally-prescribed term creditors have for contesting to the Merger in accordance with the law expired, the conditions precedent fulfilled, and all the required legal formalities completed, the notarial instrument of Merger will be executed.

Following this, the notarial instrument of Merger will be submitted for registration with the Companies Register of Valencia.

3.3.8	Effecting of the exchange and admission to trading

Once the notarial instrument of Merger has been registered, the shares in Bankia will be exchanged for the shares in CaixaBank in accordance with the terms of the Joint Merger Plan and sections 3.2.2(B), 3.2.2(C) and 3.2.2(D) of this Report.

CaixaBank will request admission to trading for the new shares issued to cover the exchange of the Merger on the Barcelona, Bilbao, Madrid and Valencia stock exchanges, for contracting via the Spanish Stock Exchange Interconnection System (Continuous Market), and will perform all required legal procedures.

3.4	Information on the projected Merger

In accordance with article 39 of the Law on Structural Changes to Companies, prior to the publication of the notice of the General Shareholders' Meeting of CaixaBank, shareholders, bondholders, holders of special rights other than shares and employee representatives will be provided with, among others, the following documents, which may be downloaded and printed, on CaixaBank's webpage (www.CaixaBank.com):

(i)	The Joint Merger Plan.

(ii)	The Reports of the directors of the Participating Entities on the Joint Merger Plan, including the one signed by the directors of CaixaBank that contains (i) a report on the share capital increase required for the Merger and (ii) a report on the share capital increases required to cover any conversion of the two issues of the contingently convertible perpetual bonds that Bankia currently has in circulation. The reports of the directors of CaixaBank and Bankia each include as an appendix the fairness opinions issued by the financial advisors on the fairness of the exchange ratio.

(iii)	The report of the independent expert on the Joint Merger Plan.

(iv)	The individual and consolidated annual accounts and management reports for the last three years of the Participating Entities and the corresponding auditors' reports.

(v)	The merger balance sheet of each of the Participating Entities, which for CaixaBank is the balance sheet of as of 30 June 2020 and for Bankia is the half-yearly financial statement required by the legislation governing the stock market as of 30 June 2020, including, for both entities, the corresponding auditors' reports.

(vi)	The current articles of association of the Participating Entities.

(vii)	The complete text of the articles of association of CaixaBank, the absorbing company, applicable once the Merger is effective. As mentioned above, these articles of association will be the current articles of association of CaixaBank (attached as an appendix to the Joint Merger Plan), with amendment only being required of the share capital sum and the number of shares it is divided into (articles 5 and 6.1 of CaixaBank's articles of association) as a result of the capital increase required for the Merger exchange.

As when the Merger resolution is approved, it will not be possible to determine the exact sum by which the share capital of CaixaBank will need to be increased (it only being possible at this time to specify the maximum sum of the increase), CaixaBank's Board of Directors will submit for approval to CaixaBank's General Shareholders' Meeting that approves the Merger the relevant resolution proposal for delegating joint and several power to the Board of Directors, the Executive Committee of the Board of Directors, the Chief Executive Officer, Mr Javier Pano Riera (Chief Financial Officer and member of the Management Committee), and the Secretary and the Vice Secretary of the Board, with express powers of substitution, to draft the new wording of articles 5 and 6.1 of CaixaBank's articles of association on the share capital.

(viii)	The identity of the directors of the Participating Entities, stating the date from which they have held their positions, and the same information on the members who have been proposed for appointment to the Board of Directors of CaixaBank as a result of the Merger.

Furthermore, as already mentioned, the document referred to in article 1, sections 4.g) and 5.f), respectively, of Regulation (EU) 2017/1129 of 14 June 2017, on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, will be made available to the shareholders of the Participating Entities.

4.	Financial aspects of the JOINT Merger Plan

4.1	Merger balance sheet and annual accounts

Section 4.1 of the Joint Merger Plan specifies that for the purposes of article 36 of the Law on Structural Changes to Companies the following are the merger balance sheets:

(i)	For CaixaBank, the balance sheet as of 30 June 2020, drafted by CaixaBank's Board of Directors on 23 September 2020 and duly audited by CaixaBank's auditor, which issued the corresponding report on 29 September 2020. This balance sheet will be submitted for approval to the extraordinary General Shareholders' Meeting of CaixaBank that resolves on the Merger.

(ii)	For Bankia, the half-yearly financial statements required by the legislation governing the stock market as of 30 June 2020, audited by Bankia's auditor and made public by Bankia.

Furthermore, for the purposes of article 31.10 of the Law on Structural Changes to Companies, section 4.2 of the Joint Merger Plan states that the conditions in which the Merger is implemented have been determined taking into account the annual accounts of the Participating Entities for the financial year ending on 31 December 2019.

4.2	Exchange ratio

The Merger exchange ratio is the result of negotiation between the Participating Entities and reflects their agreement at the time the Joint Merger Plan was approved on the financial valuation of the Participating Entities, in accordance with article 25 of the Law on Structural Changes to Companies. Thus, the exchange ratio agreed upon determines the ownership interest percentage held in terms of the political and financial rights that the shareholders of each of the entities participating in the merger will have in the resulting entity.

The Board of Directors of each of the entities participating in the merger must separately assess the fairness of the agreed upon exchange ratio for it and its shareholders (requesting, if considered necessary, opinions from financial advisors), it being the responsibility of the independent expert appointed by the Companies Register to provide an opinion on whether the exchange ratio is justified and on whether the net worth of the absorbed company is equal at least to the sum for the share capital increase to be undertaken by the absorbing company.

In accordance with the exchange ratio set and as explained in more detail in section 6 below, CaixaBank, as the absorbing company, will issue up to 2,079,209,002 shares to be distributed to Bankia shareholders in exchange for their shares. This means that Bankia shareholders will hold 25.8% of CaixaBank's share capital immediately after the Merger.

4.3	Justification for the exchange ratio and analysis of the valuation

In accordance with article 25 of the Law on Structural Changes to Companies, the exchange ratio was determined based on the actual value of the assets and liabilities of CaixaBank and Bankia.

As the shares of both CaixaBank and Bankia are traded on official secondary securities markets, in the Merger negotiation, the reference method used was their stock exchange quotation price as it was considered to be the best tool for estimating the actual value on which to establish the exchange ratio.

Valuation based on share price is usually the preferred method for determining the actual value of listed securities. By way of example, article 504.2 of the Law on Corporate Enterprises, for determining the fair value of shares in share capital increases with the exclusion of any pre-emptive right, assumes valuation based on share price except when otherwise justified.

The stock price is also the criterion most commonly applied when merging entities are listed companies with sufficient floating capital and liquidity.

At close of trading on 3 September 2020, the last trading session prior to the public communication that the Participating Entities were in negotiations to analyse a merger between them, CaixaBank's share price was €1.816 and Bankia's share price was €1.036, which resulted in — based on these share prices — an implied exchange ratio of 0.5704 CaixaBank shares for each Bankia share.

As specified above, 14 days following this public disclosure, on 17 September 2020, the Boards of Directors of the Participating Entities resolved to propose to their respective General Shareholders' Meetings, via the signing of the Joint Merger Plan, a merger based on the exchange ratio of 0.6845 CaixaBank shares for each Bankia share. The exchange ratio includes a premium of 20% on the implied exchange ratio of 0.5704 specified in the above paragraph based on the listed prices of both shares on 3 September 2020.

Based on the agreed upon exchange ratio, the valuations of the Participating Entities on 3 September are as follows[1]:

CaixaBank		Bankia
Euros per share	Total value (millions of euros)	Euros per share	Total value (millions of euros)
1.82	10,852	1.24	3,774

As of the date of the Joint Merger Plan (17 September 2020), the valuations of the Participating Entities in accordance with the agreed upon exchange ratio are as follows:

CaixaBank		Bankia
Euros per share	Total value (millions of euros)	Euros per share	Total value (millions of euros)
2.07	12,343	1.41	4,294

The synergies expected to be generated with the Merger of the Participating Entities were taken into account in setting the exchange ratio. The synergies are set out in the explanatory document used for the presentation of the transaction to analysts and investors that took place via webcast video on 18 September 2020, the day after the Joint Merger Plan was signed. Furthermore, the exchange ratio was set, on the undertaking of the Participating Entities that they would not declare the payment of any final or interim dividend, charged to reserves or results, in cash or in kind, or make any other distribution on their share capital or reserves, or reimburse any part of their share capital until the Merger was complete.

Note that between 4 September 2020, the first trading session after the merger negotiations between the Participating Entities were made public, and 17 September 2020, date of the Joint Merger Plan, the average implied exchange ratio resulting from the evolution of the share prices of CaixaBank and

[1]	In this Report, all references to the exchange ratio and the total value of CaixaBank and Bankia exclude treasury shares of both entities.

Bankia was 0.6858 CaixaBank shares for each Bankia share, practically the same as the exchange ratio of the Merger.

As is usual in this type of transaction, other valuation methods considered relevant for estimating the resulting exchange ratios were presented to the Board of Directors of CaixaBank and, beforehand, to the Audit and Control Committee.

Even though these other methods did not take into account the synergies that will be generated with the Merger, the value of which the shareholders of CaixaBank and Bankia will benefit from via their ownership interest in the share capital of the entity resulting from the Merger, the exchange ratio agreed upon by the Participating Entities was found to fall within the range obtained by applying the other valuation methods referred to below.

One of these other methods considered was the historical price method. This method allows mitigating the impact of share price volatility at a given time as it takes into account different time horizons. Several prices prior to 3 September — the last trading session prior to the public communication that the Participating Entities were in negotiations for a potential merger — were used as reference points.

Another method analysed was that which calculates the implied value of the Participating Entities based on the target prices of the shares assigned in the reports of independent financial analysts and the total number of shares in circulation on the date of the Joint Merger Plan. Specifically, the target prices of analyst reports issued following the publication of the results of the second quarter of 2020 of each of the Participating Entities up until 3 September 2020, date of the last trading session prior to the negotiations between the Participating Entities on the possible merger were made public, were used.

Another valuation method outlined to the Board of Directors was the valuation multiples approach, which combines a market valuation environment (by using multiples of comparable listed entities and the forecasts of independent financial analysts on the future profitability of the entities) with the equity values of CaixaBank and Bankia.

This method performs a regression analysis based on the ratio of the price to tangible book value (P/TBV)[2] and the expected return on tangible equity (ROTE) multiples of comparable listed entities, using three-year profit projections.

This regression analysis was also used based on equity values adjusted by capital surpluses and deficits.

The multiples valuation was also presented using the warranted equity valuation methodology. For this, the theoretical intrinsic valuation multiple is calculated via the ratio of return on tangible equity to the cost of capital.

Lastly, the premiums paid in preceding transactions were outlined. Proceeding transactions were considered, both in the banking and other economic sectors, as those that had taken place in Spain

[2]	Net worth, excluding minority holdings, other issued capital instruments on the books as own funds and intangible assets.

and Europe, the Middle East and Africa (EMEA) in which the price was paid totally in shares in the absorbing company.

4.4	Fairness Opinion on the Exchange Ratio

Morgan Stanley & Co. International Plc, financial advisor hired by CaixaBank, issued on 17 September 2020 a fairness opinion to the Board of Directors concluding that, on that date and based on the elements, restrictions and assumptions in the opinion, the exchange ratio proposed was fair for CaixaBank and its shareholders from a financial point of view. This fairness opinion is attached as an Appendix to this Report (Fairness Opinion issued by Morgan Stanley), together with its sworn translation, provided for information purposes only.

4.5	Net book value of Bankia's equity that CaixaBank will receive

Bankia's assets and liabilities that will be received by CaixaBank are those in its individual and consolidated balance sheets as of 30 June 2020.

Notwithstanding the foregoing, in accordance with rule 44 of Circular 4/2017 of 27 November, of the Bank of Spain, on credit entities, on the rules on public and reserved financial information and financial statement templates and International Financial Reporting Standard 3 – Business Combinations, CaixaBank must value the assets and liabilities of Bankia to be incorporated into its net worth as a result of the Merger based on the fair value on the effective date for accounting purposes of the Merger, which, as specified in section 3.2.5, will be the date when the last of the conditions precedent is met to which effectiveness of the Merger is subject.

5.	Implications of the Merger for shareholders, creditors and employees

5.1	Implications for shareholders

As a result of the Merger of Bankia into CaixaBank, Bankia shareholders will no longer be Bankia shareholders. They will become CaixaBank shareholders based on the ownership interest they hold in the share capital of Bankia in accordance with the set exchange ratio. The exchange will be effected in accordance with sections 3.2.2(B), 3.2.2(C) and 3.2.2(D), without any special action being required of Bankia shareholders.

As specified above, when the current Bankia shareholders become CaixaBank shareholders, they will have the same rights and obligations as current CaixaBank shareholders in accordance with the law and the articles of association.

From when the Merger becomes effective, Bankia will be terminated to become part of CaixaBank.

5.2	Implications for creditors

The Merger will entail the transfer, as a whole and by universal succession, to CaixaBank of all the assets, rights and obligations making up the net worth of Bankia. The obligations that CaixaBank assumed with its creditors prior to the Merger are not affected. Bankia's legal relationships, which include those it entered into with its creditors, will remain in force with a change of the holder to

CaixaBank. As a result, CaixaBank will become the debtor in the obligations that Bankia entered into with its creditors.

Lastly, from when the last notice of the Merger resolution is published, creditors and holders of Bankia and CaixaBank bonds whose credit meets the requirements of article 44 of the Law on Structural Changes to Companies may, for a period of one month, exercise their right to contest the Merger in accordance with the terms of the aforementioned article.

5.3	Implications for employees

Section 12 of the Joint Merger Plan states that, in accordance with article 44 of the consolidated text of the Law on the Workers' Statute, approved by Royal Legislative Decree 2/2015 of 23 October governing business transfers, CaixaBank will assume the labour rights and obligations in relation to Bankia’s employees. The Participating Entities will comply with their reporting obligations and, if required, their consultation obligations with the workers’ legal representatives of each entity, in accordance with labour regulations. In addition, the proposed Merger will be notified to the appropriate relevant public entities, in particular to the Social Security General Treasury.

See also section 3.2.10 of this Report for other related aspects.

6.	Share capital increase in CaixaBank inherent in the Merger

6.1	Background

As specified in section 3.2.2(B), which we refer to, to avoid unnecessary repetition, CaixaBank is prepared to increase its share capital by a maximum nominal sum of €2,079,209,002 via the issue of up to 2,079,209,002 shares, which will be used to cover the share exchange resulting from the ratio set in section 3.1 of the Joint Merger Plan. A share capital increase by this sum would mean that Bankia shareholders would hold 25.8% of the share capital of CaixaBank immediately following the Merger.

The corresponding increase proposal will be submitted for deliberation and approval to the General Shareholders' Meeting of CaixaBank that is to resolve on the Merger.

From the point of view of CaixaBank, the share capital increase and the resulting amendment of the articles of association are subject to the provisions of article 285 and following of the Law on Corporate Enterprises. Therefore, for the purposes of articles 285 and 296 of the aforementioned statute, the Board of Directors of CaixaBank must expressly justify such an increase in the terms described below.

6.2	Justification for the share capital increase

In accordance with the foregoing, CaixaBank will cover the exchange of Bankia shares, at the exchange ratio provided for in section 3.1 of the Joint Merger Plan, via newly issued ordinary shares.

To this end, CaixaBank's Board of Directors will propose to the General Shareholders' Meeting that it resolve to increase CaixaBank's share capital by a maximum nominal amount of €2,079,209,002 via the issue of a maximum of 2,079,209,002 ordinary shares, each of a nominal value of one euro, belonging to the same class and series as the shares currently in circulation and represented by book entries.

The maximum number of shares that CaixaBank will issue in virtue of the Merger may be fewer depending on the own shares that Bankia has as treasury shares. Thus, an incomplete subscription of the share capital increase must be expressly considered a possibility.

Likewise, the Board of Directors of CaixaBank will propose to the General Shareholders' Meeting of CaixaBank resolving on the Merger that it approve the relevant resolution for delegating to the Board of Directors, the Executive Committee of the Board of Directors, the Chief Executive Officer, Mr Javier Pano Riera (Chief Financial Officer and member of the Management Committee), and the Secretary and the Vice Secretary of the Board, with express powers of substitution, the joint and several power to determine the final sum of the share capital increase and therefore also the specific number of CaixaBank new-issue shares, within the maximum provided for, based on the maximum number of Bankia shares eligible for the exchange in accordance with the exchange ratio established in the Joint Merger Plan, and to distribute them, and also the power to set the conditions of any capital increase, perform any other acts required for its implementation and execute all notarial and non-notarial documents required for effecting the increase, all in accordance with article 297.1 of the Law on Capital Enterprises.

The share capital increase described in this section will occur entirely subscribed and paid up as a result of the transfer as a whole of the net worth of Bankia to CaixaBank, which will acquire by universal succession the rights and obligations of the absorbed company.

In accordance with article 304.2 of the Law on Corporate Enterprises, current CaixaBank shareholders will have no pre-emptive rights for the subscription of the new shares to be issued in virtue of the absorption of Bankia.

As specified in other sections of the Report, the CaixaBank share capital increase will entail amending the share capital sum and the number of shares into which it is divided, specified in articles 5 and 6.1 of CaixaBank's current articles of association.

7.	SHARE CAPITAL INCREASES TO COVER THE CONVERSION OF THE ISSUES OF CONTINGENTLY CONVERTIBLE PERPETUAL BONDS INTO SHARES MADE BY Bankia

7.1	Background

In accordance with section 8 of the Joint Merger Plan and section 3.2.7 of the Report, Bankia has in circulation two issues of Perpetual Non-Cumulative Contingent Convertible Additional Tier 1 Preferred Securities of Bankia (issued on 19 September 2018 for the sum of €500,000,000 under ISIN code XS1880365975 and on 18 July 2017 for the sum of €750,000,000 under ISIN code XS1645651909) for which, by virtue of the Merger, CaixaBank will assume the position of Bankia and succeed as the issuing entity of these securities.

Therefore, if a conversion occurs in accordance with its respective terms and conditions following the Merger becoming effective, the contingently convertible perpetual bonds issued by Bankia will be converted into shares in CaixaBank, as CaixaBank will succeed Bankia in all its rights and obligations.

So that, once the Merger is effective, a conversion of the contingently convertible perpetual bonds issued by Bankia may occur, an increase of the share capital of CaixaBank must be resolved for the maximum sum necessary to cover any conversion of the contingently convertible perpetual bonds.

From the point of view of CaixaBank, the share capital increases and the resulting amendments of the articles of association would be subject to the provisions of article 285 and the following articles of the Law on Corporate Enterprises. Therefore, also in this case, for the purposes of articles 285 and 296 of the aforementioned statute, the Board of Directors of CaixaBank must expressly justify such an increase in the terms described below.

7.2	Justification for the share capital increases

So that once the Merger is effective the conversion of the contingently convertible preferred bonds into shares issued by Bankia may occur, an increase of the share capital of CaixaBank must be resolved for the maximum sum necessary to cover any conversion.

It is not possible at this time to determine the share capital sum required to cover the contingent conversion of the bonds as the conversion ratios in both issues are variable and subject to adjustments provided for in the respective terms and conditions. However, as both issues establish a floor price (that once the Merger is effective will be €4.350 and €3.210, respectively, following the necessary adjustments to make the terms equivalent, taking into account that the shares in Bankia are to be substituted by shares in CaixaBank as the shares to distributed in any conversion), and subject to possible adjustments, the maximum number of shares of the increases that might be necessary to cover the conversion of the contingently convertible perpetual bonds could be determined, respectively, as (i) for the first issue, the quotient (rounded off by default as applicable) resulting from dividing the total nominal sum of the ISIN XS1880365975 issue (that is, €500,000,000) by its new minimum conversion price (without prejudice to any applicable adjustments to the floor price), so that the maximum nominal amount of capital that would be needed to cover the conversion of all the bonds of the ISIN XS1645651909 issue would amount to 172,413,793 euros, by issuing 172,413,793 shares, with a nominal value of one euro each (subject, as mentioned above, to floor price adjustments as appropriate); and (ii) for the second issue, the quotient (rounded off by default as applicable) as a result of dividing the total nominal sum of the ISIN XS1645651909 issue (that is, €750,000,000) by its new minimum conversion price (without prejudice to any applicable adjustments to the floor price), so that the maximum nominal amount of capital that would be needed to cover the conversion of all the bonds of the ISIN XS1880365975 issue would amount to 155,763,239 euros, by issuing 155,763,239 shares, with a nominal value of one euro each (subject, as mentioned above, to floor price adjustments as appropriate).

These capital increases will be effected as needed to cover the conversion of the contingently convertible perpetual bonds via the issue of new ordinary shares of the same nominal value and with the same rights as the ordinary shares in circulation on the date or dates of the implementing of the corresponding capital increase resolution. Whenever, in the manner specified, these share capital increase resolutions are implemented, the articles of association will be amended with regard to the articles specifying the share capital sum and the number of shares into which it is divided (articles 5 and 6.1 of CaixaBank's current articles of association). The specific number of shares to be issued and the sum of the share capital increase will be determined in accordance with the terms and conditions of the aforementioned issues.

In accordance with article 304.2 of the Law on Corporate Enterprises, CaixaBank's shareholders will have no pre-emptive right on the share capital increase(s) resulting from the conversion of the contingently convertible perpetual bonds.

* * *

APPENDIX

Fairness opinion issued by Morgan Stanley

Morgan Stanley & Co. International plc	20 Bank Street Canary Wharf London E14 4AD tel +44 (0)20 7425 8000 fax +44 (0)20 7425 8990

17th September 2020

Board of Directors

CaixaBank, S.A.

C/ Pintor Sorolla, 2-4

Valencia

Spain

Members of the Board:

We understand that Caixabank S.A. ("Caixabank") is entering into a merger agreement (the "Merger Agreement") with Bankia S.A. (the "Company"), which provides for the merger of Caixabank with the Company (the "Transaction").

Pursuant to the Merger Agreement, Caixabank shall issue 0.6845 new ordinary shares (par value €1 per share) in the share capital of Caixabank in exchange of each share (par value €1 per share) in the share capital of the Company, with no additional cash compensation (the "Exchange Ratio"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement, a draft of which was provided to us on 17th of September.

Caixabank has engaged Morgan Stanley & Co. International plc ("Morgan Stanley", "we", "us" and "our") as its financial advisor in connection with the Transaction and has asked for our opinion as to whether the Exchange Ratio is fair from a financial point of view to Caixabank and its shareholders.

For purposes of the opinion set forth herein, we have:

(a)	reviewed certain publicly available financial statements and other business and financial information of the Company and Caixabank, respectively;

(b)	reviewed certain internal financial statements and other financial and operating data concerning the Company and Caixabank, respectively;

(c)	reviewed certain financial projections prepared by the managements of the Company and Caixabank, respectively;

(d)	reviewed information relating to certain strategic, financial and operational benefits anticipated from the Transaction, prepared by the managements of the Company and Caixabank, respectively;

(e)	discussed the past and current operations and financial condition and the prospects of Caixabank, including information relating to certain strategic, financial and operational benefits anticipated from the Transaction, with senior executives of Caixabank;

(f)	reviewed the pro forma impact of the Transaction on Caixabank's earnings per share, consolidated capitalization and financial ratios;

(g)	reviewed the reported prices and trading activity of the Company's and Bankia's shares;

(h)	compared the financial performance of the Company with that of certain other comparables with the Company;

Registered in England and Wales, No. 2068222.

Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA

Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority

(i)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(j)	reviewed, for information purposes only, the due diligence reports prepared by Deloitte Advisory, S.L., Deloitte Legal, S.L.P., and Deloitte Asesores Tributarios S.L. "Informe final de due diligence", "Informe de due diligence: Pensiones y Laboral", "Informe de due diligence: Fiscal", dated 10th September and "Adenda al Informe Final de due diligence" dated 15th September;

(k)	reviewed for information purposes only the Merger Agreement (a draft of which was provided to us on 17th of September) and certain related documents; and

(l)	performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and Caixabank, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Transaction, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and Caixabank of the future financial performance of the Company and Caixabank. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Transaction. Where this opinion refers to the fairness from a financial point of view to Caixabank and its shareholders, we are referring to the Caixabank shareholders in aggregate and we express no opinion in relation to the fairness or otherwise of the Exchange Ratio to any one or more shareholders of Caixabank who may also be a shareholder of the Company, nor have we made any assessment of the individual circumstances of any shareholder, including without limitation, their tax, strategic or commercial objectives and the opinion expressed in this letter does not take account of any such matters.

We are not legal, tax, regulatory or actuarial advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Caixabank and the Company and their legal, tax, regulatory or actuarial advisors with respect to legal, tax, regulatory or actuarial matters. We have not made any independent valuation or appraisal of the assets or liabilities of Caixabank or the Company, nor have we been furnished with any such appraisals.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. We express no opinion on any additional or contingent consideration that may become due, or any adjustments that may be made, (if any) pursuant to the terms of the Merger Agreement.

We have acted as financial advisor to the Board of Directors of Caixabank in connection with the Transaction and will receive a fee for our services, which is contingent upon the closing of the Transaction. In the two years prior to the date hereof, we have provided financial advisory and financing services for Caixabank and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to Caixabank in the future and expects to receive fees for the rendering of these services. Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. In the ordinary course of our securities underwriting, trading, brokerage, foreign exchange, commodities and derivatives trading, prime brokerage, investment management, banking, financing and financial advisory activities, Morgan Stanley or its affiliates may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for our own account or the accounts of customers, in debt or equity securities or loans of Caixabank, the Company or any other company or any currency or commodity that may be involved in this transaction or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of Caixabank only and may not be used for any other purpose nor disclosed without our prior written consent. This opinion is not addressed to and may not be relied upon by any third party including, without limitation, employees, creditors or shareholders of Caixabank. In addition, this opinion does not in any manner address the prices at which Caixabank's shares will trade following consummation of the Transaction and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of Caixabank should vote at the shareholders' meetings to be held in connection with the Transaction.

It is understood that the views set forth in this letter are within the scope of, and provided on and subject to, the engagement letter and the associated letter of indemnity entered into between Morgan Stanley and Caixabank in connection with the Transaction.

We have taken the facts, events and circumstances set forth in this opinion, together with our assumptions and qualifications, into account when determining the meaning of "fairness" for the purposes of this opinion. For the purposes of our opinion and in connection with the Transaction, we have not considered the circumstances of individual shareholders.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio is fair from a financial point of view to Caixabank and its shareholders.

Very truly yours,

Morgan Stanley & Co. International plc

By:

Managing Director